FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Dec. 09 2002 12:56PM

ATTN: FRANCIS HEAPS

102F6

...IDER REPORT

(See instructions on the back of this report)

Notice – Co[redacted]sonal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes [redacted]sions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the [redacted]o securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to [redacted] regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact [redacted] in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02060902

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

129 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 18 MONTH 11 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

SURPL

...D TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2G9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000							500000	1	
WARRANTS	311111							311111	1	
WARRANTS	172400							172400	2	OXBOW INTL MKTG.
COMMON	220724							220724	2	SEE REMARKS
COMMON	509302	26 11 02	10	1500		.41		510802	1	
		26 11 02	10	500		.40		511302	1	
		29 11 02	10	1500		.39		512802	1	

PROCESSED JAN 14 2003 THOMSON FINANCIAL

DEC 10 ...

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 220724 Common Indirect: Oxbow-176048, Threadco-9612, Joevelyn-27564, Beauregard-7500 } I own 50% of all Companies. Amended Dec 9/02

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 05 MONTH 12 YEAR 02

1/9

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Dec. 09 2002 12:5?PM

..-102F6

..IDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 18 11 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000							500000	1	
WARRANTS	311111							311111	1	
WARRANTS	172400							172400	2	OXBOW INTL MKTG
COMMON	220724							220724	2	SEE REMARKS
COMMON	513802	20 11 02	10		1000	.43		512802	1	
		20 11 02	10		3500	.44		509302	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Of the 220724 Indirect Common: Oxbow - 176048
Threadco - 9612
Joevelyn - 27564
Beauregard - 7500

I own 50% of all Companies.
Amended Dec 9/02

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 29 11 02

55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 12 MONTH 11 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604-687-1828

BUSINESS FAX NUMBER: 604-687-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000									500000	1	
WARRANTS	311111									311111	1	
WARRANTS	172400									172400	2	OXBOW INTL' MKTG
COMMON	220724									220724	2	SEE REMARKS
COMMON	513802	08	11	02	10	2000		.41		515802	1	
		11	11	02	10		2000	.43		513802	1	

BOX 6. REMARKS

Of the 220724 Indirect Common: Oxbow - 176048
Threadco - 9612
Joevelyn - 27564
Beauregard - 7500

I own 50% of all Companies.
Amended Nov 29/02
+ Dec 9th/02

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 18 MONTH 11 YEAR 02